Mail Stop 4561

April 9, 2009

Via U.S. Mail and Fax (504) 962-5701

Mr. V. Chase McCrea III
Home Solutions of America, Inc.
1340 Poydras Street
Suite 1800
New Orleans, LA 70112

      Re: Home Solutions of America, Inc.
             Items 4.01 and 4.02 Form 8-K
             Filed February 12, 2009
             File No. 1-31711

Dear Mr. McCrea:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jennifer Monick
               Senior Staff Accountant